SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

September 15, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.
Translation of a submission from Banco Macro to the CNV dated September 15th, 2011 announcing plans to repurchase up to 200 million pesos and up to 20,000,000 shares of Banco Macro’s Class B Common Stock.

Buenos Aires, September 15th 2011

To
Comisión Nacional de Valores (Argentine Securities Exchange Commission)
25 de mayo 175, 3rd Floor
Buenos Aires

Re.	Banco Macro S.A. Informs Relevant Event. Compliance with Sect. 2, Chapter XXI, Book 6 of the Rules of the Securities Exchange Commission.

In my capacity as attorney-in-fact of Banco Macro S.A. (the “Bank”), and in compliance with Section 2 of Chapter XXI, Book 6 of the General Resolution No. 368 (Rev. 2001) issued by the CNV, I hereby inform the Comisión Nacional de Valores (the “CNV”) that the Board of Directors of the Bank decided to establish the terms and conditions for the acquisition of its own shares issued by the Bank under the provisions of Section 68 of Act No. 17811 (incorporated by Decree 677/2001) and the rules of the CNV.

The above mentioned decision was driven by the current international macroeconomic context and the fluctuations experienced by the capital markets following the decline in international market prices, triggered by the European tax crisis and the downgrading of the U.S. sovereign debt, which had a strong impact on local share prices, including the Bank’s shares listing price.

Likewise, the Board of Directors of the Bank has considered the entity’s equity strength, as evidenced by an Adjusted  Stockholders’ Equity (Responsabilidad Patrimonial Computable) of 100.9 % in excess of the requirements of the Central Bank of the Republic of Argentina , and the price/income ratio resulting from the Bank’s share price and the results currently reported by it.

In that respect, and in line with the commitment the Board of Directors of the Bank with the Bank and its shareholders, and in order to contribute to the reduction of price fluctuations and to minimize any possible temporary imbalances that may arise between supply and demand in the market, the Board of Directors has decided to establish the following terms and conditions for the acquisition of the Bank’s own shares issued by such entity:

1.	Maximum Amount of Investment: up to 200,000,000 Argentine Pesos.
2.
Maximum number of shares to be acquired: up to 20,000,000 Class B common book-entry shares of par value AR$ 1 (one Argentine Peso) per share and entitled to 1 (one) vote each (hereinafter referred to as the “Shares”), which amount is within the Bank’s 10% capital stock limit established by  applicable provisions.

3.	Maximum price to be paid for the Shares: up to AR$ 10.00 per Share.
4.
Term for the acquisition of Shares: 90 calendar days from the date immediately following the day in which this information is published in the Official Gazette of the Buenos Aires Stock Exchange, this term could be renewed or extended by the Board of Directors and this situation shall be informed to the investors through the same means.

Do not hesitate to contact me for additional information, clarifications or should you have any further questions on the above.

Sincerely,

/s/ Delfin J. Ezequiel Carballo
Delfín J. Ezequiel Carballo
Vicepresidente

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 15, 2011

MACRO BANK INC.

By:	/s/ Delfin Jorge Ezequiel Carballo
Name: Delfin Jorge Ezequiel Carballo
Title: Vice Chairman